UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Atlanta, GA

We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (“Plans”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedule is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Atlanta, Georgia
June 30, 2015

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

As of December 31, 2014

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust at fair value	$248,682,178	$7,246,179	$19,179,093
Receivables:
Employer contribution	1,095	—	414
Participant contributions	363	67	31
Notes receivable from participants	2,358,541	156,542	469,140
Total Assets	251,042,177	7,402,788	19,648,678
Liabilities:
Accrued expenses	63,191	1,863	4,946
Net assets at fair value	250,978,986	7,400,925	19,643,732
Valuation adjustment *	(1,328,732)	(41,919)	(255,490)
Net assets available for benefits	$249,650,254	$7,359,006	$19,388,242

Plan interest percentage in Acuity DC Trust	90.4%	2.6%	7.0%
The accompanying notes are an integral part of these financial statements.
*    Represents adjustment from fair value to contract value for interest in the Acuity DC Trust related to fully benefit-responsive investment contracts. See Note 2 Summary of Accounting Policies.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits
As of December 31, 2013

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust at fair value	$236,537,398	$7,065,117	$18,334,118
Receivables:
Employer contribution	64,856	—	—
Participant contributions	202	—	—
Notes receivable from participants	2,118,021	172,065	455,930
Total Assets	238,720,477	7,237,182	18,790,048
Liabilities:
Accrued expenses	63,118	1,914	4,968
Net assets at fair value	238,657,359	7,235,268	18,785,080
Valuation adjustment *	(1,110,003)	(36,588)	(221,878)
Net assets available for benefits	$237,547,356	$7,198,680	$18,563,202

Plan interest percentage in Acuity DC Trust	90.3%	2.7%	7.0%
The accompanying notes are an integral part of these financial statements.
*    Represents adjustment from fair value to contract value for interest in the Acuity DC Trust related to fully benefit-responsive investment contracts. See Note 2 Summary of Accounting Policies.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Additions to net assets attributed to:
Net investment gain from Acuity DC Trust	$17,200,849	$491,639	$1,058,080
Contributions:
Employer	4,920,978	78,939	275,935
Participant	12,808,118	370,730	377,305
Total additions	34,929,945	941,308	1,711,320

Deductions from net assets attributed to:
Benefit payments	22,634,381	774,636	878,479
Expenses	193,243	5,769	7,801
Total deductions	22,827,624	780,405	886,280

Net increase	$12,102,321	$160,903	$825,040

Plan transfers in (out), net	577	(577)	—

Net assets available for benefits:
Beginning of year	$237,547,356	$7,198,680	$18,563,202
End of year	$249,650,254	$7,359,006	$19,388,242
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

1.	Description of the Plans
General
The financial positions of Acuity Brands, Inc. 401(k) Plan (the "ABI Plan"), Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees (the "ABL Plan"), and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the "Holophane Plan") (collectively, the “Plans”) are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries (“Acuity Brands” or the "Company”). Employees of certain unions who have elected not to participate in such Plans are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $326,835 and $51,115, respectively. During the year ended December 31, 2013, employer contributions were reduced by forfeited nonvested accounts of $303,829. Employer contributions were not reduced by forfeited nonvested accounts during hte year ended December 31, 2014. Plan expenses totaling $72,201 were paid using forfeited nonvested accounts during the year ended December 31, 2014.
In the event of the cessation of operation of a plant or the discontinuance of a component of the Company's business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Administration
Administration of the Plans is the responsibility of the Company's Investment Committee, members of which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2014. The Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Notes Receivable from Participants
Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Plan is the only plan which allows for residential loans. The loan interest rate is set at one percent above the prime rate, as defined.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years and residential loans must be repaid within ten years.
Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.
Plan Termination
Although the Company intends for the Plans to be permanent, the Plan agreements provide the Company the right to discontinue contributions or to terminate the Plans at any time and to terminate the plan subject to the provisions of ERISA.
In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Parties-In-Interest Transactions
As of December 31, 2014 and 2013, the percentage of the Acuity DC Trust's net assets invested in the common stock of Acuity Brands, Inc. was 4.6% and 4.3%, respectively. As described in Note 2 Summary of Accounting Policies, the Plans paid certain expenses related to plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the ABI Plan and the ABL Plan vest in the Company's contributions to their accounts ratably over a five-year service period. Participants in the Holophane Plan vest in the Company's contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as the applicable portion of net earnings/losses generated by the investment fund(s) selected by the participant. Net earnings/losses for each investment fund consist of both realized and unrealized gross earnings/losses which are adjusted to incorporate fund management expenses specific to each investment fund. Many of the investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. Fees related to the administration of notes receivable from participants are charged directly to the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Contributions
The basis for determining participant and Company contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Acuity Brands, Inc. 401(k) Plan	1% to 50% of compensation	Matching contribution of 60% up to 6% of participant compensation contributed.
New hires are automatically enrolled at 3% contribution to the plan.
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation
Teamsters Local Union 673 - Through December 14, 2014, Midwest Regional Warehouse employees receive an employer contribution equal to $0.17 per hour worked regardless of whether they made participant deferrals into the plan. Beginning December 15, 2014, Midwest Regional Warehouse employees have a matching contribution of 60% up to 6% of participant compensation contributed.

Non-union hourly employees have a matching contribution of 60% up to 6% of participant compensation contributed as of June 2013. All other employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation
USW Local Nos. 4, 105 and 525 - Participating employees hired prior to August 5, 2002 receive an employer matching contribution of 30% up to 6% of compensation contributed, plus an additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive an employer matching contribution of 60% up to 6% of compensation contributed.

Under all of the Plans, participants direct the investment of their contributions into various investment options offered by the Plan. Additionally, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective October 2013, an amendment was executed to allow elective Roth contributions in the Plans. Contributions are subject to certain IRS limitations.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 Acuity DC Trust and Note 5 Fair Value Measurements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net appreciation includes the Plans' gains and losses on investments bought and sold as well as held during the year.

The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) and a diversified portfolio of investments, primarily units of collective trust funds held in the name of the Acuity DC Trust. The collective trust funds invest in high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, and government securities. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts' underlying holdings. As required by Accounting Standards Codification (“ASC”) 946, Financial Services-Investment Companies, (“ASC 946”), and ASC 962, Plan Accounting-Defined Contribution Pension Plans, (“ASC 962”), the investments in synthetic GICs deemed to be fully benefit-responsive are presented at fair value within Plan Interest in Acuity DC Trust at fair value on the Statements of Net Assets Available for Benefits. A valuation adjustment has also been included in the Statements of Net Assets Available for Benefits so that the ending values of the synthetic GICs are recorded at contract value.
Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events which cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.
The average yield of the Invesco Stable Value Fund based on actual earnings was approximately 2.18% and 2.30% at December 31, 2014 and 2013, respectively. The average yield credited to members reflecting all investments in the Stable Value Fund was approximately 2.17% and 2.06% at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the fair values of the underlying assets of the synthetic GICs were $49,993,402 and $50,521,061, respectively. At December 31, 2014 and 2013, the values of the wrap contracts and valuation adjustments included in the Acuity DC Trust were $(1,626,141) and $(1,368,469), respectively.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payments
Benefit payments are recorded when paid.
Expenses
Investment related expenses are included in net appreciation of fair value of investments. Many of the investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans, such as record keeping and investment advisory fees. Certain expenses of maintaining the Plans are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.
Accounting Standards to be Adopted
The FASB has issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments apply to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.
3.     Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of the Company's participating employee benefit plans. Trust assets are allocated among participating plans by assigning to each plan certain transactions (primarily contributions and benefit payments which can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, and income and expenses resulting from the collective investment of the Trust assets. The fair value of net assets of the Acuity DC Trust as of December 31, 2014 and 2013 is presented below:

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

		Plans' Percentage Interest
	2014	Plan		Plan		Plan
	Value	No. 033		No. 067		No. 070
Mutual Funds
American Beacon Large Cap Value	$16,111,194	92.1%	*	1.9%		6.0%	*
Northern Small Cap Value	11,359,636	95.8%		2.6%		1.6%
T Rowe Price Growth	13,187,528	90.7%		2.0%		7.3%
T. Rowe Price Mid Cap	23,276,003	89.3%	*	3.1%	*	7.6%	*
Templeton Institutional	12,248,327	94.6%		2.1%		3.3%
Vanguard Explorer Admiral	12,218,000	88.2%		2.2%		9.6%	*
Vanguard Institutional Index	35,779,577	91.9%	*	2.9%	*	5.2%	*
Vanguard Selected Value	9,160,182	95.4%		1.8%		2.8%
Wells Fargo Target 2010	807,176	89.1%		8.1%		2.8%
Wells Fargo Target 2015	2,852,277	92.5%		3.5%		4.0%
Wells Fargo Target 2020	6,078,412	79.7%		7.0%	*	13.3%
Wells Fargo Target 2025	9,587,410	90.1%		5.0%	*	4.9%
Wells Fargo Target 2030	8,574,083	93.4%		3.0%		3.6%
Wells Fargo Target 2035	7,139,840	92.4%		6.5%	*	1.1%
Wells Fargo Target 2040	5,105,958	96.5%		2.1%		1.4%
Wells Fargo Target 2045	3,705,136	96.0%		4.0%		—%
Wells Fargo Target 2050	2,599,831	98.5%		1.5%		—%
Wells Fargo Target 2055	551,216	93.8%		6.1%		0.1%
Wells Fargo Target Today	41,051	87.1%		1.0%		11.9%
Total Mutual Funds	180,382,837
Self-Directed Brokerage Accounts
Money Market Fund	3,751,625	98.8%		—%		1.2%
Corporate Bonds	495,444	100.0%		—%		—%
Mutual Funds	2,926,351	95.5%		—%		4.5%
Preferred Stocks	40,908	100.0%		—%		—%
Common Stocks	12,351,498	94.2%		—%		5.8%
Total Self-Directed Brokerage Accounts	19,565,826
Common Stock
Acuity Brands Stock Fund	12,746,224	96.0%		1.7%		2.3%
Common/Collective Trusts
SSGA US Bond Index Fund CL P	9,940,038	95.4%		2.2%		2.4%
Invesco Stable Value Fund	52,059,167	81.7%	*	2.6%	*	15.7%	*
Total Common/Collective Trusts	61,999,205
Total Investments at fair value	274,694,092
Unallocated Cash	412,595
Accrued Investment Income	314
Adjustment for pending trades	450
Acuity DC Trust at fair value	275,107,451
Accrued expenses and other	(70,000)
Net Assets at fair value	275,037,451
Valuation Adjustment	(1,626,141)
Notes Receivable	2,984,223
Net Assets of the Acuity DC Trust, at contract value	$276,395,533
* Represents investments greater than 5% of the Plan's net assets.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

		Plans' Percentage Interest
	2013	Plan		Plan		Plan
	Value	No. 033		No. 067		No. 070
Mutual Funds
Vanguard Institutional Index Fund	$31,075,083	92.0%	*	2.9%	*	5.1%	*
American Century Equity Income Fund	16,249,240	92.5%	*	2.3%	*	5.2%
T Rowe Price Mid Cap Fund	23,201,161	89.7%	*	2.9%	*	7.4%	*
Templeton Institutional Fund	13,424,152	94.5%	*	1.7%		3.8%
CRM Mid Cap Value Fund	10,020,984	94.9%		1.8%		3.3%
Vanguard Explorer Admiral Fund	15,143,382	89.7%	*	2.3%		8.0%	*
T Rowe Price Growth Fund	13,098,616	91.2%	*	2.1%		6.7%
Northern Small Cap Value Fund	9,603,564	95.7%		2.4%		1.9%
Total Mutual Funds	131,816,182
Self-Directed Brokerage Accounts
Money Market Fund	3,880,926	99.5%		—%		0.5%
Corporate Bonds	245,362	100.0%		—%		—%
Mutual Funds	2,015,448	100.0%		—%		—%
Preferred Stocks	52,029	100.0%		—%		—%
Common Stocks	7,242,785	91.8%		—%		8.2%
Total Self-Directed Brokerage Accounts	13,436,550
Common Stock
Acuity Brands Stock Fund	11,249,038	96.4%		1.6%		2.0%
Common/Collective Trusts
Dow Jones Target 2015 Fund	4,086,992	88.6%		3.7%		7.7%
Dow Jones Target 2025 Fund	16,806,613	91.9%	*	3.9%	*	4.2%
Dow Jones Target 2035 Fund	10,403,614	91.9%		5.5%	*	2.6%
Dow Jones Target 2045 Fund	10,993,935	93.4%		6.0%	*	0.6%
Dow Jones Target Today Fund	1,778,119	73.8%		4.7%		21.5%
SSGA Passive Bond Market	10,107,117	96.0%		1.9%		2.1%
Invesco Stable Value Fund	51,209,030	81.1%	*	2.7%	*	16.2%	*
Total Common/Collective Trusts	105,385,420
Total Investments at fair value	261,887,190
Unallocated Cash	48,779
Accrued Investment Income	314
Adjustment for pending trades	350
Acuity DC Trust at fair value	261,936,633
Accrued expenses and other	(70,000)
Net Assets at fair value	261,866,633
Valuation Adjustment	(1,368,469)
Notes Receivable	2,746,016
Net Assets of the Acuity DC Trust, at contract value	$263,244,180
* Represents investments greater than 5% of the Plan's net assets.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Investment results of the Acuity DC Trust for the year ended December 31, 2014 are as follows:

Interest income	$1,307,877
Net appreciation in fair value of common stock at quoted market prices	3,099,721
Net investment gain from common/collective trust funds at net asset values	2,569,850
Net investment gain from mutual funds at quoted market prices	11,773,120
Investment results	$18,750,568

4.	Stable Value Fund
The following investments represent the components of the Invesco Stable Value Fund:

		2014	2014	2014
		Fair	Valuation	Contract
Contract Issuer	Security	Value	Adjustment	Value
Common/Collective Trusts:
Voya	IGT Voya Short Duration	$7,404,118	$(104,904)	$7,299,214
Voya	IGT Invesco Multi-Manager Core Fixed Income Fund	5,230,155	(259,050)	4,971,105
Mass Mutual	MassMutual SA Intermediate GC Babson	6,687,886	(277,913)	6,409,973
Transamerica	IGT MxMGR Core Funds	8,367,786	(251,814)	8,115,972
Prudential Insurance	IGT INVESCO Short Term Bond Fund	10,472,270	(210,377)	10,261,893
Pacific Life Insurance	IGT INVESCO Multi-Manager Interm. Gov/Credit Fund	11,831,187	(522,083)	11,309,104
Subtotal		49,993,402	(1,626,141)	48,367,261
Wrap Contracts:
Monumental		12,438	—	12,438
Cash -
Bank of America Merrill Lynch	Cash	2,053,327	—	2,053,327
Total		$52,059,167	$(1,626,141)	$50,433,026

		2013	2013	2013
		Fair	Valuation	Contract
Contract Issuer	Security	Value	Adjustment	Value
Common/Collective Trusts:
ING Life & Annuity	IGT ING Short Duration	$7,589,191	$(132,460)	$7,456,731
ING Life & Annuity	IGT Invesco Multi-Manager Core Fixed Income Fund	5,158,453	(131,379)	5,027,074
Mass Mutual	MassMutual SA Intermediate GC Babson	6,715,459	(233,620)	6,481,839
Monumental	IGT MxMGR Core	8,444,043	(182,644)	8,261,399
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	10,687,401	(215,857)	10,471,544
Pacific Life Insurance	IGT MxMGR Int G/C	11,926,514	(472,509)	11,454,005
Subtotal		50,521,061	(1,368,469)	49,152,592
Wrap Contracts:
Monumental		13,366	—	13,366
Cash -
Bank of America Merrill Lynch	Cash	674,603	—	674,603
Total		$51,209,030	$(1,368,469)	$49,840,561

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

5.     Fair Value Measurements
In accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1 (Quoted market prices in active markets for identical assets)
Stable Value Fund Cash - represents cash not yet invested but available for investment in the Stable Value Fund as reported by the Investment Manager.
Money Market Fund - valued at the daily closing price as reported by the fund.
U.S. Corporate Bonds - valued by using the closing price in the market where such investments are primarily traded.
Acuity Brands Stock Fund and Equity Securities - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Mutual Funds - valued using the net asset value of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Level 2 (Significant other observable inputs)
Common/Collective Trusts - valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Synthetic GICs - valued using contract prices for securities and repurchase agreements at amortized costs reported by the investment manager.
Level 3 (Significant unobservable inputs)
Synthetic GICs Wrap Contracts - valued by calculating the present value of excess future wrap fees. When the replacement cost of a wrap contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding's credit quality rating.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

The following tables present information about the Acuity DC Trust's assets as of December 31, 2014 and 2013:

	Fair Value	Fair Value Measurements
	as of	as of December 31, 2014
	December 31, 2014	Level 1	Level 2	Level 3
Stable Value Fund Cash (2)	$2,053,327	$2,053,327	$—	$—
Acuity Brands Stock Fund	12,746,224	12,746,224		—
Mutual Funds:
US Equity Securities	168,134,509	168,134,509	—	—
International Equity Securities	12,248,327	12,248,327	—	—
Common/Collective Trusts (1)	9,940,038	—	9,940,038	—
Synthetic GICs (2)	50,005,840	—	49,993,402	12,438
Subtotal	255,128,265
Self-Directed Brokerage Accounts:
Money Market Fund	3,751,625	3,751,625	—	—
U.S. Corporate Bonds	495,444	495,444	—	—
Equity Securities	12,392,406	12,392,406		—
Mutual Funds	2,926,351	2,926,351	—	—
Subtotal	19,565,826
TOTAL	$274,694,091

	Fair Value	Fair Value Measurements
	as of	as of December 31, 2013
Assets	December 31, 2013	Level 1	Level 2	Level 3
Stable Value Fund Cash (2)	$674,603	$674,603	$—	$—
Acuity Brands Stock Fund	11,249,038	11,249,038		—
Mutual Funds:
US Equity Securities	118,392,030	118,392,030	—	—
International Equity Securities	13,424,152	13,424,152	—	—
Common/Collective Trusts (1)	54,176,390	—	54,176,390	—
Synthetic GICs (2)	50,534,427	—	50,521,061	13,366
Subtotal	248,450,640
Self-Directed Brokerage Accounts:
Money Market Fund	3,880,926	3,880,926	—	—
U.S. Corporate Bonds	245,362	245,362	—	—
Equity Securities	7,294,814	7,294,814	—	—
Mutual Funds	2,015,448	2,015,448	—	—
Subtotal	13,436,550
TOTAL	$261,887,190

(1)
The Dow Jones Target common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of US common stocks, US issued bonds, and cash. The investment objective of the SSGA US Bond Index Fund CL P and the SSGA Passive Bond Market fund is to approximate as closely as practicable the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term and contains a mix of US issued government and corporate bonds and cash. From time to time, the trustee of the Dow Jones Target and SSGA common/collective trust funds may exercise its rights to implement limited withdrawal safeguards in order to protect the principal and liquidity of all participants in the funds. There are currently no redemption restrictions or unfunded commitments on these investments. The fair values of the investments in this category have been determined using the net asset value per share. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

(2)
These investments represent the underlying investments of the Stable Value Fund. Participant-directed redemptions have no restrictions; however, the Plan is required to provide sufficient redemption notice to liquidate its entire share in the fund. The fair value of this fund has been determined based on the fair value of the underlying investment wrap contract and common/collective trusts in the fund as reported by the issuer of the contracts. The fair value differs from the contract value. As previously discussed in Note 2 Summary of Accounting Policies, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

No transfers between the levels of the fair value hierarchy occurred during the current plan year. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.
The table below presents a summary of changes in the fair value of the Acuity DC Trust's Level 3 assets for the years ended December 31, 2014 and 2013:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
	Wrap Contracts	Wrap Contracts
Balance, beginning of year	$13,366	$24,040
Purchases, sales, issuances, and settlements	—	—
Unrealized loss relating to instruments still held at the reporting date	(928)	(10,674)
Balance, end of year	$12,438	$13,366

6.	Income Tax Status

The ABI Plan, ABL Plan, and Holophane Plan obtained their latest determination letters on August 12, 2013, July 10, 2013, and May 29, 2014, respectively, in which the IRS stated these plans are qualified under Section 401(a) of Internal Revenue Code ("IRC"). The Plans have been amended since requesting the latest determination letters and the plan administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2014	2013
033	Acuity Brands, Inc. 401(k) Plan	$297,158	$31,826
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	—	1,499
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	112,437	—
These benefit payments represent a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statements (contract value) and Form 5500 (fair value) in the amount of $(1,626,141) as of December 31, 2014. The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be material.

8.	Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2014

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	$—	$2,358,541
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 5% (various maturity dates)	—	156,542
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	—	469,140
___________________________________________
*    Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, LLP

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 30, 2015

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ Vernon J. Nagel
Name:	Vernon J. Nagel
Title:	Chairman, President and Chief Executive Officer